RECEIVED
2008 OCT 27 A 10:31
[illegible]ICE OF INTERNATIONAL [illegible]

08005585

SUPPL

21 October 2008

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

**Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")**
**Neptune Orient Lines Limited**
**File No. 82-2605**

NOL has today issued a press release relating to APL's reduction of its capacity and reorganization of its Global Service Network.

Attached is a copy of the relevant document for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

PROCESSED
OCT 27 2008
THOMSON REUTERS

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Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2008\Letter to SEC (Elliott Staffin)(APL Reduces Capacity & Reorganises Global Service Network) - 21Oct08.DOC

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

**Miscellaneous**

* Asterisks denote mandatory information

| | |
|---|---|
| Name of Announcer * | NEPTUNE ORIENT LINES LIMITED |
| Company Registration No. | 196800632D |
| Announcement submitted on behalf of | NEPTUNE ORIENT LINES LIMITED |
| Announcement is submitted with respect to * | NEPTUNE ORIENT LINES LIMITED |
| Announcement is submitted by * | Ms Marjorie Wee and Ms Wong Kim Wah |
| Designation * | Company Secretaries |
| Date & Time of Broadcast | 21-Oct-2008 17:18:08 |
| Announcement No. | 00062 |

**>> Announcement Details**

The details of the announcement start here ...

| | |
|---|---|
| Announcement Title * | APL Reduces Capacity and Reorganises Global Service Network |
| Description | Please see attached press release by NOL. |
| **Attachments** | Capacity_Release.pdf<br>Total size = **26K**<br>(2048K size limit recommended) |

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**FOR IMMEDIATE RELEASE**

## APL Reduces Capacity and Reorganises Global Service Network

*Action taken to trim costs and maintain service levels in light of challenging conditions*

**Singapore, 21 October 2008**: Container shipping leader APL has today announced a reduction in capacity and significant changes to its global service network in response to increasingly challenging conditions in the major container trades.

Commenting on the changes, APL President Eng Aik Meng said: "The traditional seasonal softening of demand in the main container trades has been compounded by the global financial crisis and economic slowdown. In response to these factors, APL is taking quick and decisive action to adjust to this reduced demand and reconfigure our service networks to ensure we continue to meet our customers' container shipping needs."

The main changes to APL's global service network are detailed below:

**Asia-Europe**

APL will reduce capacity in the Asia-Europe trade by close to 25%.

From 2 November 2008, APL's CEX (China Europe Express) Service will be suspended until further notice. The last vessel operating on the CEX will be the APL Austria with an ETA of 26 October at Qingdao.

In light of this change, APL has revised port coverage and voyage length of its SCX (South China Express) service.

The revamped SCX will make new westbound calls at Xiamen, Colombo and Southampton and new eastbound calls at Salalah and Hong Kong. The SCX will cease calling at Thamesport and eastbound at Chiwan. The SCX service will now deploy nine vessels.

The first vessel operating under revised SCX port coverage will be the APL France with an ETA at Ningbo of 3 November.

The SCX revised port rotation is Ningbo, Yangshan, Xiamen, Hong Kong, Chiwan, Singapore, Colombo, Southampton, Zeebrugge, Hamburg, Rotterdam, Salalah, Singapore, Hong Kong and Ningbo.

**APL**

<u>**Transpacific**</u>

APL will reduce capacity in the Transpacific trade by around 20%.

The PS3 (Pacific South Express 3) service has been suspended. Subsequently, the PCX (Pacific China Express) service has been upsized and has the following revised port rotation: Ningbo, Yangshan, Kwanyang, Pusan, Long Beach, Oakland, Pusan, Kwanyang, Ningbo.

APL has also suspended the PSW (Pacific South West) service. In light of this change, the SAX (South Asia Express) service now makes additional calls at Yantian and Chiwan. The revised SAX rotation is: Singapore, Yantian, Chiwan, Singapore, Kaohsiung, Chiwan, Singapore.

The PCE (Pacific Coast Express) omits calls at Xingang and Nagoya, but includes an additional Pusan call in the eastbound direction. Revised coverage is Qingdao, Pusan, Yokohama, Singapore, Oakland, Dutch Harbor, Yokohama, Pusan, Qingdao.

Xingang is now covered by direct APL feeder service, which also calls at Dalian and Pusan.

<u>**Intra-Asia**</u>

The SSX (Singapore Subcontinent Express) service has been suspended. The SSX route will be covered by a combination of the CMX (China Middle East Express) and the CSS (China Singapore Service).

The CMX has been upsized to a five ship loop with a revised rotation of Shanghai, Hong Kong, Chiwan, Jebel Ali, Nhava Sheva, Colombo, Singapore, Shanghai.

The CSS will provide additional coverage of Shanghai and Ningbo.

For more information on APL and its comprehensive network of services, visit www.apl.com

**-ENDS-**

**About APL**

APL is a global container shipping business offering more than 60 weekly services and nearly 300 calls at more than 90 ports in Asia, Europe, the Middle East and the Americas. It combines world-class intermodal operations with leading-edge IT and e-commerce. APL is a unit of Singapore-based Neptune Orient Lines (NOL), a global shipping, logistics and marine terminals company. APL Web site: www.apl.com

**Media Enquiries:**

Paul Barrett
Telephone: (65) 6371 7959
paul_barrett@nol.com

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